UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2013

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 25 July 2013

Tax litigation in relation to financial year 2005: Orange to appeal

In a judgment dated 4 July 2013, the Administrative Court of Montreuil (France) rejected the Group's motion for judicial review, which was submitted in November 2011, in legal proceedings regarding tax issues following a simplification of the Group's corporate structure in 2005.

This operation, implementing a decision to simplify the Group’s organization, consisted of a merger (transmission universelle du patrimoine) into France Telecom S.A. (now Orange S.A.) of a French holding company that held about 60 subsidiaries and shareholdings; this operation had no impact on the Group’s corporate and consolidated earnings.

Due to significant losses recorded by some of these assets, provisions for the impairment of shares of that holding company were recorded in the Group’s accounts before the transmission universelle du patrimoine. However, in conformity with the tax authority’s position at the time, these provisions were never deducted from the company's taxable income. The dissolution without liquidation of the holding company then led France Telecom to a reversal of these provisions for impairment of shares. These reversals were not accounted back into the tax earnings of the Group, in line with applicable fiscal rules and in order to avoid double taxation.

Orange takes note of this decision that effectively prevents a company from deducting provisions from its taxable income and leads to a second imposition on these same provisions once reintegrated into the company’s accounts. This simple analysis fully justifies an appeal against this judgment; in consequence, the Group will file a case in the coming days.

Since the appeal process does not have the effect of suspending payments, the amount of €1.952 billion will be paid to the tax authorities at the end of July and an amount of €190 million in September, the latter corresponding to additional late interest.

This tax litigation is disclosed in the Group's Reference Document since 2010, from which year it has also been provisioned for in the Group's financial accounts (refer to §10.1 of the Registration Document for 2010, page 418), and updated since (for the most recent update, refer to the Registration Document for 2012, §12.1, page 406). In addition, the information given to the market on this tax litigation has been widely taken into account by analysts in their valuations (in the "sums of the parts", under section "tax liability").

In keeping with its prudent financial policy, the Group has maintained a high level of liquidity allowing it to meet these payments now.

In addition, the judgment of the Court has no impact on the operating performance of the Group.

about Orange

Orange is one of the world’s leading telecommunications operators with sales of 43.5 billion euros in 2012 and has 170,000 employees worldwide at 31 March 2013, including 104,000 employees in France. Present in 32 countries, the Group has a total customer base of close to 230 million customers at 31 March 2013, including 172 million mobile customers and 15 million broadband internet (ADSL, fibre) customers worldwide. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services.

Orange is listed on the NYSE Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.orange-innovation.tv or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service names included in this material are trade marks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Sébastien Audra, sebastien.audra@orange.com

Olivier Emberger, olivier.emberger@orange.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE

Date: July 25, 2013	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations